
OWN A PROFESSIONAL TEAM
WITH A GROUP OF FORMER
MANCHESTER UNITED SCOUTS
JUST MINUTES FROM THE ITALIAN COAST
100
NK
TABOR
SEŽANA

INVEST IN **NK TABOR UNITED**

Own a Slovenian soccer team, run by former Manchester United scouts !

nktabor.si Delaware City, Delaware

B2C Entertainment Sports Events & Festivals

Highlights

1. Led by former Manchester United scouts with $120M+ transfer deals!
2. Champions League Ambitions: Aiming for 1st Division success and Champions League qualification.
3. Ex-Manchester United scouts who signed stars like Bellingham, Sancho, and Garnacho.
4. Impressive Roster: Signed players from Inter Milan, Brentford FC, Aston Villa, and Manchester City.
5. You'll get to enjoy exclusive ownership access to the players, manager, staff, and board members
6. Yes, you'll even get an ownership certificate that you can hang on your wall to impress your friends
7. Ideal Location: Next to the Adriatic Sea, medieval castles, Prosecco vineyards, & spectacular views.
8. Future Growth: Opportunity to earn millions from UEFA competition qualification & player transfers.

Featured Investor

Greg Laybourn
Syndicate Lead

Follow

Invested $5,000

Former professional athlete. Played in the Canadian Football League, United Football League and Arena Football League. Now in Real Estate.

"The experienced management group at Tabor United have worked at some of the best teams in the world. They left the English Premier League to start this unique project, and it's exciting to be a part of their journey to Champions League. Even more important is that this a real opportunity to profit from investing in sports. I'm excited to join the Tabor United ownership community and watch the team achieve its objectives. I am very much looking forward to being a part of Tabor United's bright future!"

Our Team


cfc.co.uk

Lyndon Tomlinson Director of Football

Managed scouting & youth player recruitment at Manchester United, Manchester City, Leeds United, & Birmingham City. Helped identify and sign some of the most valuable players in the world, including Jadon Sancho, Jude Bellingham, & Alejandro Garnacho.



Juan Echeverria Chief Scout

Spent the last decade in the recruitment department of Manchester United, with a focus on South America. Has searched for players in every corner of the continent. Organized the 1st offer for a Colombian youth player in the history of the storied club.



Michael Gorman Portfolio Manager

Advised players, clubs, & investors as an agent & attorney for the past decade. Over $90 million in transactions negotiated in the English Premier League, MLS, Series A, NHL, & NFL. Structured & brokered South American player transfers on 4 continents.

Lyndon Tomlinson Director of Football

Invest in a professional Slovenian soccer club operated by a group of former Manchester United scouts.


100
NK
TABOR
SEŽANA

Become an NK Tabor Owner today!

Become an **owner** of NK Tabor today and be part of an ambitious journey to transform it into the **largest fan-owned football club in the world**, competing annually in the UEFA Champions League.


JOIN A GROUP OF FORMER MANCHESTER UNITED SCOUTS WHO HELPED IDENTIFY AND SIGN STAR PLAYERS SUCH AS JADON SANCHO AND ALEJANDRO GARNACHO.
Lyndon Tomlinson
WEFUNDER

The Target

1. **Slovenia's Best Football Team**
2. **Compete in the Champions League**
3. **World's largest fan-owned football club**


Lyndon Tomlinson: We are bringing the club to the fans
Copy link
Watch on YouTube
Leeds United and Birmingham City.

NK Tabor's goal is to rise as the **premier team in Slovenia** and consistently **compete in the Champions League**. With aspirations to become the **world's largest fan-owned football club**, NK Tabor is dedicated to achieving top-tier status, fostering a deep connection with its supporters, and setting a new standard in fan involvement and club success. This vision not only aims to elevate the team on the European stage but also to revolutionize how a football club connects with its community.

Left Manchester United to make history

Led by a seasoned team of scouts and youth recruitment experts from elite clubs like Manchester United, Manchester City, Leeds United, and Birmingham City, our team boasts a track record of over $120 million in transfer sales. Our expertise has been instrumental in identifying and signing top global talent, including some of the most valuable players in the world Jude Bellingham, Jadon Sancho, Alejandro Garnacho, and many others.

Jude Bellingham

Jude Bellingham

Our scouts helped discovered and signed **Jude Bellingham**, now one of the **world's top football players** at 20. Realized **$27M profit** and **$180M** value increase.


Emirates
FLY BETTER

Jadon Sancho

Jadon Sancho

Jadon **Sancho** was **signed** by our **scouts at 15 years** old, and later became a **Champions League finalist** with a peak transfer value of **$130 million**.



Alejandro Garnacho

Alejandro Garnacho

Our scouts discovered the Argentinian **Alejandro Garnacho**, who has become a **top starter at Manchester United** with a value **$40M+**



$120M+

In Transfer Deals

Our management group previously helped structure and negotiate over **$120 million** in transfer deals on four continents. With impressive experience and an expansive global network, we expect that NK Tabor will earn even more transfer fee profits going forward.

- $100M+ PLAYER TRANSFER SALES
- CHAMPIONS LEAGUE EXPECTATIONS

Unique Investment Opportunity

Tabor United offers a unique opportunity to own a professional soccer club with voting rights and profit sharing. Investors will have the opportunity to receive projected quarterly dividend payments from team revenue. In addition, owners will have unprecedented access to the player recruitment and signing process.


JOIN THE
TABOR
OWNERSHIP
COMMUNITY
Nk tabor sežana

As an NK Tabor owner, you'll get access to:

1. Real Dividends
2. Real Voting Rights
3. Real Ownership


REAL
Dividends
VOTE
REAL
VOTING RIGHTS
REAL
OWNERSHIP

This isn't just a token ownership certificate.


Earn Profits when:
Team achieves promotion
Players are transferred for a fee
The club wins UEFA competition bonuses.


NK Tabor | Bringing the Club to Its Fans, One Ownership at a Time
Copy link
Watch on YouTube
compete in the Cup

Investor Benefits

- [x] Attend scouting meetings on videoconference.
- [x] Vote on coaching hires and player signings.
- [x] Visit the owner's suite and celebrate with the locals.
- [x] Real ownership.





500%
400%
300%
200%
100%
Percentage growth
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Years
NBA 499%
336%

The chart above shows franchise valuation increases across **major American sports leagues**. Major **European football clubs** are seeing the same sort of gains.

$30B MARKET OPPORTUNITY

The football market in Europe alone is a booming industry valued at $30 billion and is experiencing exponential growth. This expansive market offers significant opportunities for clubs like NK Tabor to innovate, expand their reach, and enhance their competitive edge on both a local and global stage.

Our Story

After years of working together in Manchester United's scouting department, we decided to start a special new project just a few minutes from the Italian coast.

Along with a group of investors, we acquired a century-old professional club in an ideal location: NK Tabor in Sežana, Slovenia. The team competes in the 2nd division, after being relegated from the top league one year ago.



EASIER PATH TO UEFA COMPETITIONS
10 teams in the 1st division
3 UEFA places per year
7 different teams have qualified in the past 5 years
AUSTRIA
SLOVENIA
CROATIA
ITALY
CENTRALLY LOCATED
Slovenia has a proven track record of outgoing transfer sales, with Italy (the 2nd highest spending league in the world), Croatia, and Austria within 1 hour.

Club Tradition

The club MD Tabor Sežana was founded in 1923. In Slovenian and other Slavic languages, *Tabor* is a fortress or fortified village. The Italian government shut down the club in 1927, and the town of Sežana subsequently became part of Yugoslavia after World War II.

When Slovenia became independent in 1991, the club joined the newly created Slovenian 2nd division. NK Tabor's promotion in 2019 started a 4-year run of successful seasons in the 1st division (1.SNL).

Sežana is on the border of Italy, a few kilometers from the Italian city of Trieste on the Adriatic Sea. The town is located in the Prosecco region, famous for sparkling wine and prosciutto. Most locals speak Slovenian and Italian, and often Croatian as well. The beach is just 15 minutes away from the stadium.


minutes from THE ITALIAN COAST

Bring Your Friends & Loved Ones to Watch NK Tabor in Action!

Invite those closest to you to invest in NK Tabor and experience the thrill of live football, just minutes from the Italian coast. Together, you'll be part of the club's journey with exclusive perks, VIP access, and unforgettable match days in Sežana.

Join us and make every game a shared celebration!



Nk Tabor | Bring Your Friends & Loved Ones to Watch NK Tabor in ...
Copy link
Watch on YouTube
gether we will build Tabor into a dominant team.

Champions League Aspirations



NK Tabor is **setting its sights on the Champions League.** With a rich history and an exceptional scouting team, including former Manchester United scouts, **we're building a squad capable of competing on Europe's biggest stage.** By investing in NK Tabor, you support our mission to reach the top and share in the excitement of our journey


WINNERS

"We have great ambitions, and most important of all is to play in a Uefa Competition"

Lyndon Tomlinson


WE HAVE GREAT AMBITIONS,AND MOST IMPORTANT OF ALL IS TO PLAY IN A UEFA COMPETITION
LYNDON TOMLINSON
DIRECTOR OF FOOTBALL

In a recent article from the **New York Times**, **Lyndon Tomlinson of Tabor United** was interviewed to discuss his **experience** working at **Manchester United**, the scouting process at Old Trafford, and future changes under the new leadership group.


The New York Times
"IN TERMS OF THE SCOUTING, THE STRUCTURE AND SYSTEM WE HAD — LOOK AT GARNACHO — WAS GOOD. THE REPORTS WERE THERE, THE PROCESS WAS THERE. WE WERE JUST BEING LET DOWN AT THE END OF IT...THAT'S WHY I LEFT, ULTIMATELY," SAYS TOMLINSON, WHO WAS HIRED BY UNITED BECAUSE OF HIS WORK AT MANCHESTER CITY
LYNDON TOMLINSON
DIRECTOR OF FOOTBALL

Read more here

Our Experienced Management Group Previously Worked at Some of the Largest and Most Successful Clubs in the World.


Experienced
Management
previously
worked at

Financial Strategy:

With a clearly defined strategy for increasing club revenue through transfer sales and UEFA prize money, we expect to generate impressive profits for investors. (*Future projections are not guaranteed*)

Although it is a small club, NK Tabor has the opportunity to participate in two important European competitions, and has access to three important sources of income:

1. UEFA Bonuses

There are two paths for NK Tabor to qualify for the three prestigious UEFA competitions: Champions League, Europa League, and Europa Conference League. Earning a berth can be quite lucrative financially, as each team receives cash payments from UEFA.

Qualifying teams play in a separate playoff-like competition with a win and advance structure. The minimum payment is €150,000 (EUR) for teams participating in the UEFA Europa Conference League.

If the club continues to win matches the UEFA competition, the payments could rise to **over €3 million (EUR) in a single season.**

As owners of the club, investors will share in team profits and have the opportunity to receive quarterly dividend payments. Imagine celebrating NK Tabor wins in a European competition with millions of dollars on the line for the club and its investors!


PATHS TO GLORY & INCREASED REVENUE
SLOVENIA 1ST DIVISION
10 TEAMS
30 MATCHES
3RD PLACE
SLOVENIA CUP
120 TEAMS
8 MATCHES
1ST PLACE
UEFA
EUROPA
CONFERENCE
LEAGUE
MINIMUM BONUS:
150,000 EUR
MAXIMUM BONUS:
3.5 MILLION EUR

- Qualification for the Europa Conference League provides a minimum payment to the club of €150,000
- Each additional round offers the opportunity to earn € 200,000 more in UEFA prize money.
- The Group Stage is the ultimate objective, with € 3,000,000 in total prize money for a single season.


1st Round
€ 150,000
2nd Round
+ € 200,000
3rd Round
+ € 200,000
4TH (PLAYOFF)
€ 200,000
UEFA
EUROPA
CONFERENCE
LEAGUE
GROUP STAGE
QUALIFICATION BONUS:
€ 2,300,000
+ PER WIN BONUS:
€ 500,000
+ PER DRAW BONUS:
€ 166,000

2. Player Transfer Sales

The club's successful history of player transfers has generated over **$100M+ from well-known players** like **Bellingham, Sancho, Garnacho** and many others. By focusing on underrepresented regions like South America and Africa, NK Tabor Sežana identifies and sells talent at high margins, ensuring ongoing revenue.



Jude Bellingham
Our scouts helped discover and sign Jude Bellingham.... now one of the world's top football players at 20. Realized $27M profit and $180M value increase.
Jadon Sancho
Jadon Sancho, was signed by our scouts at 15 years old, and later became a Champions League finalist with a peak transfer value of $130 Million.
Alejandro Garnacho
Our scouts discovered the Argentinian Alejandro Garnacho, who has become a top starter at Manchester United with a value $40M.+

By signing younger players and expanding recruitment to South America, North America, and Africa, we expect to complete outgoing transfer sales to generate millions of dollars of income for the club.

Over the past 5 years, NK Tabor has successfully transferred players to other European leagues for more than $1.1 million in fees. The club also retained a small percentage of any future fees received from the next transfer of the player.

$120M+
In Transfer Deals

Our management group previously helped structure and negotiate over $120 million in transfer deals on four continents. With impressive experience and an expansive global network, we expect that NK Tabor will earn even more transfer fee profits going forward.

Our success with talent identification

Jude Bellingham



$27 Million
Realized profit

Alejandro Garnacho



$38 Million
Value Increase

Jadon Sancho



$130 Million
Value Increase

Hannibal Mejbri



$11 Million
Value Increase

Bubacarr Sanneh



$7 Million
Realized profit

Alfredo Morelos



$18 Million
Value Increase

Wilmar Barrios



$17 Million
Realized profit

Juan Perea



$2 Million
Realized profit

Past performance is not indicative of future results, and should not be relied upon as a forecast of future performance.

3. Slovenia Television Contract

Upon promotion to the Slovenian 1st division, each club receives a minimum of €150,000 per season from the league's television contract. That amount can rise to €250,000 depending on the club's performance.

We expect NK Tabor to achieve promotion to the 1st division with 1-2 years. Over time, the value of the Slovenian television contract is projected to increase, providing the club with an additional source of revenue.

Please note that future projections are not guaranteed. All projections or estimates are based on assumptions that may or may not occur. No guarantee can be offered that projections or estimates will actually occur.


SLOVENIAN LEAGUE SYSTEM
NK TABOR WAS RELEGATED TO THE 2ND DIVISION IN 2023.
NOW WE FIGHT TO RETURN TO THE TOP.
1st Division
16 TEAMS
2nd Division
28 TEAMS
2 GROUPS OF 14
3rd Division
REGIONAL LEAGUES
5 GROUPS OF 18
4th Division

Real team ownership. Real voting rights. Real profit sharing. Join NK Tabor United.


Real team ownership. Real voting rights. Real profit sharing. Join N...
Share
With a team near the
t of Italy and Croatia
Watch on YouTube

Next Steps

With Series A capital from investors, the club can improve the roster and sign players of an even higher level. NK Tabor has had the lowest budget in the division every year for the past half decade. Players and staff were previously paid late because the finances of the prior owner were unstable.

Since we acquired the club, NK Tabor has an improved roster and paid off all debts. **Over the final 10 matches of the 2023/2024 season, the team had the 4th most points in the Slovenian 2nd division.** This shows that our strategy is working, and NK Tabor can compete to return to the 1st division next season.

We are also competing in the **Slovenian Cup**, and the winner receives an automatic bid to the **Europa Conference League** competition **with guaranteed UEFA prize money.**

Signing better players also leads to increased player transfer income. Paying slightly higher salaries will allow NK Tabor to implement our strategy of signing players from all over the globe, and especially emerging talent markets in South America and Africa. Our scouting group has extensive experience with offices on 3 continents.


VISION & ROADMAP
2024
Acquired NK Tabor Sežana
2025
We are here
First projected transfer fee profit
2026
Expected promotion to Slovenian 1st division
2027
Projected dividend distribution to investors
2028
Projected ongoing dividends paid to investors
2029
Projected UEFA Competition Qualification
2030

Note that these are projections or estimates are based on assumptions that may or may not occur. Actual results may be materially different from projections or estimates.

Global Academy Recruitment

In order to increase potential transfer market revenue, Tabor United opened academies in Colombia and the United States for player development. This strategy allows the scouting department to identify and sign players in important talent markets, even if they do not fit within the current roster plans for NK Tabor.

Some academy players may be transferred directly to outside clubs in exchange for a transfer fee, rather than signing with NK Tabor in Slovenia. A majority of all revenue from the academies will be owned by investors, corresponding to the percentage owned by Tabor United. Dividend distributions may be issued to investors from the proceeds of profitable transfer sales.

The academies owned by Tabor United will also be utilized to provide players for the NK Tabor roster. The operational costs of the academies are much lower than a professional club. By signing a greater number of total players at an earlier stage, Tabor United is expected to save substantially on player transfer fees, which can increase rapidly as players are discovered by competitors.

In Colombia, investors will own a majority stake in Oriente FC, near Cartagena. Currently, more than 20 youth players are registered there to compete in regional leagues and tournaments. Tabor United targeted Colombia because it is a top-5 talent production market in the world, where we have decades of experience.

Current Transfer Assets

NK Tabor also owns the rights to transfer and bonus income from the transfer sales of former players. Investors can follow the transfer market (transfermarkt.com) as a method of tracking the value of their investment.

For example, if the following players are transferred for a fee in the future, NK Tabor will receive a percentage of the transfer payment. A transfer providing substantial income for the club could result in a distribution payment to investors.

Following the transfer market news in Europe just became even more interesting...as it could lead to real profits for you as an owner.



CLUB ASSETS: CONDITIONAL FEES
20%
€ 500,000
JAKOSLAV STANKOVIC (2002)
NK BRAVO (SLOVENIA)
MAX. VALUE: $130,000
MIN. VALUE: $20,000
5%
€ 2.1 M
ADRIAN ZELJKOVIC (2002)
DEFENSIVE MIDFIELD
MAX. VALUE: $115,000
MIN. VALUE: $45,000
1%
€ 4.2 M
ANTOINE MAKOUMBO
CAGLIARI (ITALY)
MAX. VALUE: $45,000
MIN. VALUE: $15,000

Join the Best of the Best

Since we acquired the club in 2024, NK Tabor has signed elite players from the Ghana Under-17 National Team, Algeria U-17, Bulgaria U-21, Slovenia U-18, and Colombia U-20. These young talents were selected among the best 25 players for their age group in countries where football is everything.

Now an outstanding group of players have joined a development, and coaching staff with experience working for some of the best clubs in the world, including Manchester United, Manchester City, and Leeds United. **We expect impressive results.**


ELITE PEDIGREE
OUR FIRST 5 SIGNINGS AS OWNERS


LORENZO GONZALEZ
MANCHESTER CITY
CALEB CHUKWUEMEKA
ASTON VILLA
HANS MPONGO
BRENTFORD
LUCAS GOMES
FC PORTO
AXEL BAKAYOKO
INTER MILAN


THE NEXT GENERATION
OF SLOVENIAN TALENT
MIHAJLO PAVLOVIC
(18 YEARS OLD)
MARK VULETA
(19 YEARS OLD)
ZIGA FEMISEK
(22 YEARS OLD)
JAN KALSEK
(19 YEARS OLD)
MATEVZ VRABEC
(17 YEARS OLD)
VID RUPNIK
(20 YEARS OLD)

Democratization

Tabor United provides opportunities for players from unfavorable economic conditions. Our scouts have first-hand experience with players who never reached their potential due to circumstances outside of their control, such as living in remote locations or suffering from financial constraints.

Within months of acquiring the club, the NK Tabor roster now has the highest number of foreign players in all four leagues of Slovenian football, as well as the most South American and African players.

Off the pitch, NK Tabor hires from a wide variety of backgrounds, including those without any formal background or experience in the sport. Scouting and coaching positions are available to anyone with the technical skills and, of course, a passion for learning, winning, and collaboration. Investors are encouraged to participate in the scouting process.

Voting Rights

Investors will vote as owners on everything from coaching hires to the official team name. Should we keep NK Tabor, or change the official title to FC Tabor, or to Tabor United?

For some player decisions, owners will vote among options provided by the recruitment and talent identification group. All Investors will be required to sign a confidentiality agreement before voting on classified internal team decisions.

Investors will also receive voting rights for future capital events, including the possible sale of the club.

Perks

Don't miss out and get special ownership gifts as part of your investment!

TEAM OWNERSHIP INVESTOR PERKS

Amount	Perk
$250	+ Official Club Scarf & Season Ticket
$500	+ Tabor 100th Anniversary Gift Box
$1,000	+ Elite Kit Package with signed jersey
$2,500	+ Zoom call with coach, player, or staff
$5,000	+ Official Sponsor Gift Pack
$10,000	+ Weekend stay & matchday experience
$25,000	+ Season sponsor for sleeve or shorts
$50,000	+ Team naming rights



Frequently Asked Questions

What exactly will investors own?

Investors will own the club NK Tabor Sežana, as well as academies in South America and North America that are owned by Tabor United. As owners, investors will receive profit distributions, as well as capital from a potential future sale of the team.

What type of voting rights will investors receive?

As owners of Preferred Units, investors will hold voting rights for important company decisions, such as the future sale of the club.

Investors may have the opportunity to vote on changes to the team name (e.g., Tabor United or Tabor FC), sponsorship partners (e.g., Nike or Adidas), coaching changes, and even some player signings.

When will dividends be paid?

Investors will receive distributions on a quarterly basis, subject to company financial performance. As the club was just acquired, it will take time to become profitable, and distributions may not be made for several years.

How can such a small club generate more revenue?

There are several methods of increasing club's profits, including television contracts, player transfer fee income, and UEFA competition prize money.

Our strategy is to improve the roster by expanding scouting to important talent markets in South America and Africa, using our unique global network from years working at the world's best clubs.

With better performance on the pitch, we can achieve promotion and compete for UEFA qualification.

Do investors receive other ownership perks?

In addition to dividend payments, investors will receive special benefits based on the amount invested, including complimentary season tickets, team apparel packages, personalized jerseys, and unique advertising & social media opportunities.

Investors will have the opportunity to select their own business or charity as the official sponsor on the team's shirt and shorts, and even choose the stadium name.

Why Slovenia and NK Tabor?

After spending years analyzing the operational strategies and financial statements of numerous European club options, we determined that the Slovenian league offers important advantages.

The 1st division has a high level of parity, giving smaller clubs a real opportunity for UEFA qualification.

Slovenia also has a proven record of outgoing player transfers, with clubs receiving fees of up to $4-5 million for a single player.

Where is the team located?

The historic club is based in Sezana, a tree-lined town just a few miles from the Italian border. It is just 20 minutes from the city of Trieste on the Adriatic Sea, as well as the Prosecco region and the Croatian coastline.

Slovenia is a small country of 3 million people, famous for its mountains, streams, and castles. It is conveniently located between Italy, Hungary, Croatia and Austria.

Will the team play in Champions League?

Each year, NK Tabor will compete in the Slovenian domestic league, the Slovenian Cup, and will have the opportunity to qualify for prestigious and lucrative UEFA competitions such as Champions League, Europa League, and Europa Conference League.

Qualifying for Champions League as the 1st place team in the top division would be a remarkable, but difficult achievement.

We expect that NK Tabor can earn a spot in the Europa Conference League competition within 4-6 years.

Does the club play against any well-known teams?

Each year, NK Tabor plays in multiple exhibition matches ("friendlies") against popular Italian Serie A clubs such as Venezia FC, Udinese Calcio, and S.S. Lazio.

Qualifying for a UEFA competition would provide the opportunity to play against the best teams throughout Europe. Slovenian clubs have competed against Liverpool FC, Chelsea, Celtic, Tottenham, Sevilla, Rangers FC, etc.

Is it likely that the investors will earn a return?

Investors may realize returns if dividends are distributed by the club holding company, or if any exit event occurs, such as a sale or public offering and the investor sells its securities at a higher price than purchased.

There is also a risk that the entire investment will be lost. This sector is competitive and there is no guarantee of a return on this kind of investment. Details on the investment risks and potential returns are available in the offering documents provided.

What return on investment will owners receive?

It is impossible to predict future investment returns , and past performance is not indicative of future results.

Based on financial projections, as well as our assumptions on future market conditions, it is expected that the amount of the initial investment will be returned within 4-5 years, and then investors with continue to receive payments from club revenue for as long as the club operates, or until it is sold.

How will invested capital be spent?

It is expected that approximately 70-74% of the funds will be spent on player and coaching staff salaries. Team operations will cost 14-16% such as team travel and modernized equipment. There is a fee paid to WeFunder of 7.5%, with approximately 3-5% allocated for legal and accounting expenses.

What are the risks associated with this investment?

The greatest risks to the project are that management performs poorly from an operational standpoint, the wrong players are selected and signed, and NK Tabor does not ever achieve promotion to the 1st division.

Other potential risks are inherent to all professional teams and most businesses, such as increased competition in the sector, unexpected cost increases, currency fluctuations, and regulatory changes.

For detailed information on all risks associated with the investment, please review the relevant section in the Private Placement Memorandum.